Qualcomm Incorporated
5775 Morehouse Drive
San Diego, CA 92121
www.qualcomm.com
May 7, 2018
Via Edgar
Ms. Lisa Etheredge
Senior Staff Accountant
Division of Corporation Finance
Office of Telecommunications
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	QUALCOMM Inc.
Form 10-K for the Fiscal Year Ended September 24, 2017
Filed November 1, 2017
Form 10-Q for the Fiscal Period Ended March 25, 2018
Filed April 25, 2018
File No. 000-19528
Dear Ms. Etheredge:
We are writing in response to your letter dated May 2, 2018 (the “Comment Letter”) setting forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced filings of QUALCOMM Incorporated (the “Company”). Confirming your telephone conference on May 4, 2018 with Douglas Rein of DLA Piper LLP (US), our outside counsel, we understand that the Staff has provided an extension of an additional ten business days for the Company to respond to the Comment Letter. As such, the Company intends to submit its response to the Comment Letter on or before May 31, 2018.
Thank you for your consideration.
Very truly yours,

/s/ David Zuckerman
David Zuckerman
Senior Vice President, Legal Counsel and Assistant Secretary, QUALCOMM Incorporated

cc:	George Davis, Executive Vice President and Chief Financial Officer, QUALCOMM Incorporated
Donald J. Rosenberg, Executive Vice President, General Counsel and Corporate Secretary, QUALCOMM Incorporated
Douglas Rein, DLA Piper LLP (US)